UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Description

1.01    Press release dated June 3, 2008
        CDC Software’s Pivotal CRM Helps Evangelical Christian Credit
        Union Improve Collaboration and Increase Client Acquisition and
        Retention

1.02    Press release dated June 9, 2008
        CDC Software Customer Earns Managing Automation's Progressive
        Manufacturing 50 Award

1.03    Press release dated June 10, 2008
        Leading Global Specialty Coffee Roaster and Retailer to Deploy CDC
        Software’s CDC Factory Manufacturing Operations Management Solution

1.04    Press release dated June 11, 2008
        CDC Software Provides Update on Recent Sales Wins

1.05    Press release dated June 16, 2008
        CDC Software Signs Definitive Agreement to Acquire Leading Award-
        Winning Australian Systems Integrator

1.06    Press release dated June 17, 2008
        CDC Software’s Warehouse Management Solution Helps Schneider Electric
        Increase Capacity, Improve Fulfillment Rates, Reduce Costs and
        Streamline Efficiencies

1.07    Press release dated June 18, 2008
        CDC Software Expands in Africa Through New VAR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: June 19, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated June 3, 2008 -- CDC Software’s Pivotal CRM Helps Evangelical Christian Credit Union Improve Collaboration and Increase Client Acquisition and Retention
1.02	Press release dated June 9, 2008 -- CDC Software Customer Earns Managing Automation's Progressive Manufacturing 50 Award
1.03	Press release dated June 10, 2008 -- Leading Global Specialty Coffee Roaster and Retailer to Deploy CDC Software’s CDC Factory Manufacturing Operations Management Solution
1.04	Press release dated June 11, 2008 -- CDC Software Provides Update on Recent Sales Wins
1.05	Press release dated June 16, 2008 -- CDC Software Signs Definitive Agreement to Acquire Leading Award-Winning Australian Systems Integrator
1.06	Press release dated June 17, 2008 -- CDC Software’s Warehouse Management Solution Helps Schneider Electric Increase Capacity, Improve Fulfillment Rates, Reduce Costs and Streamline Efficiencies
1.07	Press release dated June 18, 2008 -- CDC Software Expands in Africa Through New VAR